Exhibit 7.1

RideShare Rental Fleet Owners Agreement

BY USING RIDESHARE CAR RENTALS LLC. SERVICES, FLEET OWNERS ARE ACCEPTING AND CONSENTING TO THE FOLLOWING TERMS AND CONDITIONS

This agreement is between RideShare Car Rentals, LLC (“RideShare Rental”) and Fleet Owner or an Individual Vehicle Owner, as applicable (DNA Brands, Inc Howard Ullman). These Terms of Service and all of RideShare Rental documents (e.g. the vehicle rental agreement “Vehicle Rental Agreement” provided by RideShare Rental for use between Fleet Owner(DNA Brands, Inc Howard Ullman) and RideShare Rental, Vehicle Condition Report, fleet dashboard and message board), collectively create the terms and conditions (the “Agreement”) upon which RideShare Car Rentals, LLC defines use of its services, which include the RideShare Rental site, app and marketplace (collectively, the “Services”). Fleet owners who use the Services, and RideShare Rental vehicle-booking marketplace agree to be bound by this agreement.

RideShare Rental provides an online car sharing platform that connects Fleet Owners with those seeking to rent cars. RideShare Rental is accessible at www.ridesharerental.com and as an application for a mobile device. And are herein referred to as services. Fleet owners who utilize the RideShare Rental marketplace and services, and are responsible for complying with all local laws, rules, and regulations.

Fleet owner consent to entering these terms electronically, and to the storage of records related to these terms in electronic form.

Fleet Owner represents that: (1) they are at least 21 years of age; (2) are of legal capacity to form a binding contract; and (3) are not a person barred from receiving service under the laws of the United States or other applicable jurisdictions.

Use of Services

Fleet Owners may access portions of RideShare Rental’s website and mobile application (RideShare Rental Portals) by creating an account. Account creation will be required to register with and sign in to the Services to access vehicle booking marketplace features. Fleet Owners are responsible for maintaining the confidentiality of Fleet Owner’s username, password, and other information used to register and sign in to RideShare Rental’s Portals, and are responsible for all activities that occur under this username and password. Fleet Owner agrees that all information provided will be accurate, complete, and current.

RideShare Rental makes no warranties or representations of any kind as to the accuracy, currency, or completeness of any information contained in its websites and/or applications and shall have no liability for any direct, indirect or consequential damages and/or injuries of any kind arising from such content or information. Fleet Owner further acknowledges and agrees that RideShare Rental shall not be responsible or liable, directly or indirectly or consequentially, for any damage or loss caused or alleged to be caused by or in connection with use of or reliance on any such content, goods or services available on or through any such websites and or /applications.

RideShare Rental reserves the right at any time to modify or discontinue, temporarily or permanently, RideShare Rental’s Services or any part thereof with or without notice. Fleet Owner agrees that we shall not be liable to Fleet Owner or to any third party for any modification, suspension or discontinuance of RideShare Rental’s Services or any part thereof.

RideShare Rental is an automotive technology platform that offers a vehicle-booking marketplace that connects fleet owners with RideShare drivers who wish to book a vehicle to use for rideshare driving. Accordingly, any and all Vehicle Rental Agreements entered into with a Driver are directly between Fleet Owner and the Driver booking the car.

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RideShare Rental’s technology platform is for the purpose of facilitating the transaction between Fleet Owners and Drivers. As such, Fleet Owner agree to indemnify and hold harmless RideShare Rental for the quality or safety of the vehicles Fleet Owner lists on the vehicle marketplace nor can RideShare Rental guarantee the truth or accuracy of any listings including the completion of any payment obligations.

To use the Services, Fleet Owners must create an account by providing complete and accurate information and documentation, including (but not limited to) Fleet Owner’s name, drivers license and other identifying information, any business entity information, passed a background check or will comply with one, and a valid email address and password (collectively, a “User Account”). Fleet Owner must be at least 21 years of age and hold a valid drivers’ license to create a User Account.

When Fleet Owner sets up a User Account, they agree to allow RideShare Rental to conduct a background check, which may include a criminal background check that is consistent with the Fair Credit Reporting Act, and any other consumer protection or other laws that may apply. RideShare Rental reserves the right to decline, restrict or otherwise take action against Fleet Owner and Fleet Owner’s User Account based on any information included in any such background or credit check, including for any breach of this Agreement and/or RideShare Rental’s Services. RideShare Rental may terminate or restrict Fleet Owner’s User Account for any or no reason at any time.

Fleet Owner’s Responsibilities

In connection with using and accessing the Services, Fleet Owner agrees:

•	To abide by RideShare Rentals rules and policies;
•	To abide by all local, state and federal laws and regulations;
•	To honor the agreements Fleet Owner makes with Drivers;
•	That each vehicle shall meet the requirements of RideShare Rental vehicle guidelines;
•	To honestly represent itself and its vehicle(s) in Fleet Owner’s listing(s) and communications with RideShare Rental and other users;
•	To honestly represent any claims or allegations of damages;
•	To work in good faith to resolve any disagreement with RideShare Rental and other users; and

In connection with using and accessing the Services, Fleet Owner agrees that they will not:

•	List, publish or communicate inappropriate or false content, including content that is inaccurate, offensive, defamatory, or otherwise inappropriate;
•	Assign or transfer Fleet Owner’s User Account to any other entity or person;
•	Take any action to circumvent the RideShare Rental Services, including completing, initiating, arranging or executing any transactions between an Owner and a Driver outside the RideShare Rental platform;
•	Harvest or use the information Fleet Owner receives from other RideShare Rental users or otherwise use any robots, spiders or other data collection or scraping tools to collect information about RideShare Rental or its users;

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•	Distribute spam or other unsolicited marketing communications to users of RideShare Rental or anyone else using the technology or Services of RideShare Rental
•	Infringe any intellectual property rights including trademark, copyright, patent, and publicity and moral that belongs to or are licensed by RideShare Rental. This includes reproducing, copying, reverse engineering or otherwise preparing derivative works from content belonging to, or licensed by RideShare Rental.

Fees

There is no fee for Fleet Owners to list their vehicle(s) on the RideShare Rental platform. Fleet Owners will be paid an agreed-to percentage of the vehicle booking fee, as set forth in Fleet Owner’s account details within the RideShare Rental Portal.

Drivers and Fleet Owners will enter into a Vehicle Rental Agreement that will specify the terms of the rental including the duration, costs, fees and other relevant information. RideShare Rental will charge a fee, payable by the Driver and Owner, equal to a specified percentage of the aggregate Vehicle Rental Agreement price. Drivers and Owners will be notified of the amount owed to RideShare Rental before completing the booking and Vehicle Rental Agreement process. Listing Requirements/Platform Standards.

Fleet Owners who list a vehicle on the RideShare Rental platform agree to comply with the following:

•	To be accurate and truthful in all descriptions of Fleet Owner’s vehicle(s);
•	To use current photographs of the vehicle(s) that will be listed
•	To maintain only one active listing, per vehicle, at a time.

Fleet Owners are not permitted to use RideShare Rental to contact each other to make offers to book vehicles outside of RideShare Rental. Fleet Owner cannot use information obtained from RideShare Rental or any RideShare Rental system to contact each other about booking outside of RideShare Rental.

If Fleet Owner receives an offer to rent a vehicle outside RideShare Rental, Fleet Owner shall report it immediately to RideShare Rental by email at info@ridesharerental.com. If Fleet Owner fails to follow these requirements, Fleet Owner may be subject to a range of actions, including limits on Fleet Owner’s access to RideShare Rental’s Services, restrictions on listings, suspension of Fleet Owner’s account, application of fees, and recovery of RideShare Rental’s expenses in policy monitoring and enforcement, and legal action.

Fleet Owners further agree that they will enter into, and adhere to, a Vehicle Rental Agreement when transacting with the booking party as part of using the RideShare Rental Services. This Vehicle Rental Agreement will cover terms including pricing, fees, liability for any traffic and/or parking violations, issues related to the use of the vehicles and any damage related to that use.

Fleet Owners and Drivers are expected to resolve any disputes, including alleged damage or other issues, directly with one another.

Intellectual Property

The name RideShare Rental and RideShare Rental’s marks, logos, designs, and phrasing used in connection with RideShare Rental’s Services are trademarks, service marks, or trade dress of RideShare Rental in the United States may not be used without the prior and express written permission of RideShare Rental.

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By submitting to us any comment or testimonial, Fleet Owner grant to us and RideShare Rental’s designees, successors, assigns and licensees the irrevocable, royalty-free right to publish, disseminate, and use Fleet Owner’s name and likeness, as well as Fleet Owner’s comment or testimonial, without further notice or consideration, in perpetuity, throughout the world, in all media and media now known or hereafter invented.

Deposits

The parties acknowledge and agree that per the Vehicle Rental Agreement, Drivers are required to make a cash deposit to offset potential late insurance fees, late payments, damage and/or vehicle recovery costs. Drivers will receive a full refund of their deposit within five (5) business days if the car has been returned on time and in good condition.

Insurance

The parties acknowledge and agree that per the Vehicle Rental Agreement and as part of the Services, RideShare Rental provides limited insurance to Drivers and Fleet Owners. The Minimum Age requirement for Drivers is 21 years old (Subject to an acceptable driving record in RideShare Rental’s sole discretion). The parties acknowledge and agree that RideShare Rental currently has a $2,500 Auto Liability deductible and $2,500 Auto Collision deductible, which may change at anytime.

The parties acknowledge and agree that RideShare Rental insurance is valid in partnership with the insurance provided by the TNC. Therefore, if a Driver does not hold an account with a TNC, Driver may be denied coverage by RideShare Rental insurance and could be held fully liable for any and all damages. RideShare Rental is not liable if TNC insurance denies any claims for whatever reason.

The parties acknowledge and agree that insurance information will be delivered to Driver and Owner at the time of booking. RideShare Rental Insurance is limited to caps of $100,000 in liability insurance and $20,000 in physical damage insurance per incident. Deductible amounts will be paid by the Driver for all physical damage claims.

The parties acknowledge and agree that RideShare Rental’s insurance policy serves as the primary insurance when a Driver has picked up a vehicle from an Owner and when the Driver has a TNC application turned-on. The RideShare Rental insurance is secondary when the Driver is engaged in a ride facilitated by a TNC (as soon as a ride is accepted). In order to qualify for the insurance provided by a TNC, the following condition must be met:

For any covered vehicle, coverage shall only apply if the vehicle driven by the Driver at the time of loss was insured for Collision and/or Comprehensive Coverage under any

•	Personal auto insurance policy that includes the Driver as an “insured”; or
•	Personal auto insurance policy that includes the “auto” driven by the Driver as a covered “auto.”

The parties acknowledge and agree that RideShare Rental insurance does not replace an Owner’s requirement to maintain personal or other insurance as required by law. RideShare Rental insurance will not provide any state filings for Fleet Owner to obtain a vehicle plate or to annually renew a sticker or other state requirement. RideShare Rental will also not prepare or submit any state filings, which may be required in the case of any accident or vehicle damage.

The parties acknowledge and agree that RideShare Rental insurance only provides limited insurance while temporarily operating on the RideShare Rental platform. Drivers and Owners are otherwise responsible for obtaining and maintaining any and all insurance each deems to provide appropriate coverage and policy limits.

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The parties acknowledge and agree that RideShareRental.com shall not provide comprehensive or collision coverage on the vehicle, unless the Fleet owner has the same coverage and terms on their personal auto policy.

If Fleet Owner applies, is accepted and is using RideShare Rental’s period X policy:

The parties acknowledge and agree that Fleet Owner, as an insured, agrees to store any rented vehicle in a safe secured area, vehicles may not be parked on a street while period X coverage is active.

1.	Terrorism, assault and battery are specifically excluded.
2.	Co-Insurance. The parties acknowledge and agree that if a vehicle’s “Actual Cash Value” is greater than $20,000, co-Insurance shall apply, which reduces the amount RideShare Rental shall pay for a claim. Fleet Owner is required to contact RideShare Rental if a given Fleet Owner vehicle is valued at more then $20,000 or if a Fleet Owner has any questions. All vehicles will be limited to $20,000 in value for collision.
3.	The parties acknowledge and agree that Fleet Owner is charged with the knowledge of the contents of applicable insurance policies including excluded claims (e.g. this policy excludes Drivers while operating an Uber, Lyft, or other Rideshare companies).
4.	The parties acknowledge and agree that the vehicles not rented out may not be used for business or personal use. The parties further acknowledge and agree that there is a mileage - Only if NOT RENTED fee of 15 cents per mile and a daily rate of $10 a day after two weeks of non rental on RideShare Rental Platform. Leased vehicles must not be used as Fleet Owner’s service vehicles or for personal use. Fleet Owner shall purchase other insurance for such vehicles.
5.	Fleet Owners must notify Rideshare Rental to suspend any insurance coverage on a vehicle (though Fleet Owner must maintain at least one vehicle on a policy). The parties acknowledge and agree that suspending coverage is allowed if a vehicle will be out of service for a lengthy period of time. While vehicle is “Suspended” there is no insurance coverage provided.
6.	The parties acknowledge and agree that collision and specified perils do not cover vehicles that are 10 years old or older.
7.	Fleet Owner shall consent to the use of an electronic tracking device in any Fleet Owner vehicle.
8.	Fleet Owner agrees to install a GPS tracking device in all Fleet Owner’s vehicles listed on RideShare Rentals sites. Fleet Owner shall agrees that any failure to install, activate or actively maintain such GPS tracking device in good working order is a violation of this Agreement and a basis for denying any claims against RideShare Rental or its insurer. The parties acknowledge and agree that such failure is also a basis for immediate termination of Fleet Owners User Account.

Requited Items to Blind Coverage:

1.	A completed, signed and dated application
2.	A list of all independent contact divers that may be driving for routine service - include first & last name, dates of birth, and driver’s license number. This doe not include a professional repair facility that has his or her own Garage Insurance.
3.	A list of all vehicles – include year, make, model, VIN, and seating capacity.

The parties acknowledge and agree that Drivers and any guest passenger do not have Underinsured Motorist Coverage, but no rights against a negligent third party for damages are waived.

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Pricing and Product Descriptions

The parties acknowledge and agree that although RideShare Rental will make reasonable efforts to provide accurate pricing information and services descriptions, pricing mistakes, typographical errors or mistakes regarding vehicle availability may occur. RideShare Rental reserves the right to correct such mistakes and errors. In the event that a service is listed at an incorrect price or a vehicle availability description is inaccurate, RideShare Rental shall have the right, in its sole discretion, to reject any order or to cancel any orders placed for that vehicle or service.

Termination

RideShare Rental may permanently or temporarily terminate or suspend Fleet Owner’s access to RideShare Rental’s Portals and/or Services without notice and without liability for any or no reason, including if, in RideShare Rental sole determination, Fleet Owner violates any provision of this Agreement. In particular, RideShare rental may immediately terminate or suspend any User Account that has been found to repeatedly infringe any IP rights or is in violation of any other laws or this Agreement and/or RideShare Rental’s Privacy Policy.

Upon termination of Fleet Owner’s access to or ability to use RideShare Rental’s Portals and Services, including but not limited to suspension of Fleet Owner’s User Account, Fleet Owner’s right to use or access any Service and/or any content will immediately cease. All provisions of this Agreement that by their nature should survive termination, shall survive termination, including, but not limited to, ownership provisions, warranty disclaimers, and limitations of liability. Termination of Fleet Owner’s access to and use of RideShare Rental’s Portals and Services shall not relieve Fleet Owner of any obligations arising or accruing prior to such termination or limit any liability. Fleet Owner may terminate Fleet Owner’s User Account under this agreement at any time by emailing info@ridesharerental.com.

This Agreement shall be deemed to include all other notices, policies, disclaimers and other terms and conditions contained in RideShare Rental’s Portals and as part of RideShare Rental’s Services, including RideShare Rental’s Privacy Policy. This Agreement, along with RideShare Rental other policies as referenced above, plus those designed to authorize certain relationships (such as the Vehicle Rental Agreement), constitute the entire agreement between Fleet Owner and RideShare Rental and supersede all prior communications whether electronic, oral or written, between Fleet Owner and RideShare Rental with respect to Fleet Owner’s access to and use of RideShare Rental’s Portals and Services.

If a conflict arises between any of the provisions in this Agreement and any other document published in conjunction with RideShare Rental’s Services, this Agreement governs, unless the conflict is with any provision in RideShare Rental’s Privacy Policy, in which case, RideShare Rental’s Privacy Policy governs. Fleet Owner and RideShare Rental agree to resolve all disputes through binding individual arbitration as further provided below.

This Agreement representatives RideShare Car Rentals, LLC. trustees, directors, officers, shareholders, subsidiaries, employees, attorneys, and agents. If, and to the extent, an action of any kind is brought against any such person or entity on account of RideShare Rental’s Services or any communications and interactions with RideShare Rental services, such persons or entities shall have all of the protections afforded by this Agreement, including any dispute resolution procedure.

WAIVER. The failure of either party to enforce any provision of this Lease shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this lease.

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ENTIRE AGREEMENT AND MODIFICATION. This agreement constitutes the entire agreement between the parties. No modification or amendment of this agreement shall be effective unless in writing and signed by both parties.

INDEMNIFICATION. Fleet owner agrees to indemnify and hold harmless the RideShare Rental from any loss; fines, liens, claims and expenses resulting from the maintenance and use of the vehicle.

ARBITRATION. Any controversy or claim relating to this Agreement, including the construction or application of this agreement, will be settled by binding arbitration under the rules of the American Arbitration Association, or similar dispute resolution service, and any judgment granted by the arbitrator(s) may be enforced in any court of proper jurisdiction.

GOVERNING LAW. This Lease shall be construed in accordance with the laws of California.

SIGNATORIES. This Agreement is executed by RideShare Rental, and by Fleet owner. This Agreement shall be effective as of the date of creation of an owner account:

RideShare Car Rentals, LLC

Fleet owner(DNA Brands, Inc Howard Ullman):

/s/ Howard Ullman

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